Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Bragg Gaming Group Inc. (the “Company”)

130 King Street West, Suite 1955

Toronto, Ontario M5X 1E3

Item 2.	Date of Material Change

May 14, 2026

Item 3.	News Release

A news release dated May 14, 2026 was issued by the Company through the facilities of Business Wire and was subsequently filed on the System for Electronic Data Analysis and Retrieval (SEDAR+) at www.sedarplus.ca under the Company’s profile.

Item 4.	Summary of Material Change

On May 14, 2026, the Company announced that it had entered into a binding term sheet (“Term Sheet”) to acquire Drayton International (“Drayton”), a diversified gaming technology and content platform, pursuant to which and subject to entering into a definitive acquisition agreement and the satisfaction of customary closing conditions, the Company will acquire 100% of the equity interests of Drayton for 4.5 million newly issued common shares of the Company (the “Consideration Shares”) priced at US$2.00 per share (the “Transaction”).

Item 5.1	Full Description of Material Change

The Company and Drayton entered into the Term Sheet, and subject to entering into a definitive acquisition agreement and the satisfaction of customary closing conditions, the Company will acquire 100% of the equity interests of Drayton for the Consideration Shares.

Drayton is a multi-asset platform combining varying equity interests in five (5) game development studios with three (3) 100% owned technology and distribution platforms.

In connection with the closing of the Transaction, Matt Davey will be appointed Non-Executive Chairman of the Company, succeeding the Company’s current Chair, Holly Gagnon, who will remain on the Company’s board of directors as an independent director.

The Transaction is subject to applicable gaming regulatory approvals, approval of the listing of the Consideration Shares on the Toronto Stock Exchange and the Nasdaq Stock Market LLC, and the satisfaction of certain other closing conditions customary for a transaction of this nature. Subject to the satisfaction of such conditions, the Company expects the Transaction to close in Q3-2026.

Item 5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Robert Bressler, Chief Financial Officer of the Company, by telephone at 416-938-9899 or email at robbie.bressler@bragg.group.

Item 9.	Date of Report

May 25, 2026

Cautionary Statement Regarding Forward-Looking Statements

This material change report contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the Company’s planned acquisition of Drayton; the expectation that a definitive acquisition agreement will be entered into and that the Transaction will close on the terms and timeline anticipated (including the approval of the listing of the Consideration Shares on the Toronto Stock Exchange and the Nasdaq); and the expected appointment of Matt Davey as Non-Executive Chairman of the board of directors of the Company and the reconstitution of the Company’s board of directors.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this material change report reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the Company’s financial resources and liquidity; the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business; meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; the anticipated size and/or revenue associated with the gaming market globally; the assumption that a definitive acquisition agreement with respect to the Transaction will be entered into on terms consistent with the Term Sheet; the assumption that all customary closing conditions to the acquisition will be satisfied (including the approval of the listing of the Consideration Shares on the Toronto Stock Exchange and the Nasdaq); the assumption that any required gaming regulatory approvals will be obtained in applicable jurisdictions; the assumption that key Drayton personnel, including leadership and development teams, will remain post-closing;; and the assumption that third-party partners, will continue to perform in a manner consistent with their historical results, notwithstanding that past performance of third parties is not indicative of future results.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; the risk that the Company and Drayton may not enter into a definitive acquisition agreement or that the Transaction may not close on the anticipated timeline or at all (including the approval of the listing of the Consideration Shares on the Toronto Stock Exchange and the Nasdaq); risks related to the dilution to existing shareholders from the issuance of the Consideration Shares; risks associated with gaming regulatory approvals, licensing requirements and compliance in multiple jurisdictions; risks related to the integration of Drayton’s assets, technology and personnel; risks related to reliance on third-party platforms; and the risk that such platforms may not perform as expected or may not be available on anticipated terms; risks associated with general economic conditions; risks related to the Company’s management; adverse industry events; future legislative and regulatory developments, including changes to gaming regulations in the United States, Canada, Brazil and other jurisdictions; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to the Company’s technology network, including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this material change report are expressly qualified in their entirety by this cautionary statement.